SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated April 26, 2006 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated April 26, 2006, the Company reported that its controlled company (80%), Hoteles Argentinos S.A. (HASA) restructured and refinanced its financial debt with “Credit Suisse International”, formerly “Credit Suisse First Boston International” (“The Bank”).

The restructuring and refinancing process has it origins in a Loan for US$ 12,000,000 (the “Original Loan Agreement”), which was secured with a first degree mortgage for US$ 12,000,000 (The “Mortgage”) on the property located on Córdoba Avenue numbers 664,674,680,682 and 690 and Maipu street numbers 775, 777 and 783, City of Buenos Aires.

Consequently, HASA amended and restated the Original Loan Agreement modifying certain terms under the Original Loan Agreement and the Mortgage. The Amended and Restated Loan Agreement was signed in order to:

(i)	reduce the principal amount in U$S 8,000,000

(ii)	and extend the maturity of the senior secured term loan as of March 15, 2010

Due to such refinancing the principal amount was reduced. Also, the payable interest rate was set to 12.07% per annum on an outstanding principal amount equal to US$8,000,000 payable in installments.

A simultaneous repayment of principal of US$2,000,000, was made reducing the aggregate principal amount of the loan owing to US$6,000,000 and the Mortgage was also reduced in US$6,000,000.

Simultaneously, the Company extended the “Credit Default Swap” with Credit Suisse; which protects as underlying asset for the notional amount as of 80%. In exchange to such protection the Company will receive a periodical cash flow.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: April 28, 2006